Exhibit 99.1

GIVEN IMAGING LTD.

New Industrial Park
Yoqneam, Israel 20692

October 14, 2011

Dear Shareholder:

You are cordially invited to attend a Special General Meeting of Shareholders of Given Imaging Ltd. on November 15, 2011, beginning at 4:00 p.m., local time, at the Company’s head offices, at Hermon Building, New Industrial Park, Yoqneam 20692, Israel.  We look forward to greeting as many of you as can attend the Special General Meeting.

Holders of the Company’s ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Special General Meeting of Shareholders.  The Board of Directors recommends a vote “FOR” both of the matters set forth in the notice.

Whether or not you plan to attend the Special General Meeting of Shareholders, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Special General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card.

Very truly yours,

/s/ Israel Makov

Israel Makov
Chairman of the Board of Directors

_______________________

GIVEN IMAGING LTD.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To the Shareholders of Given Imaging Ltd.:

A Special General Meeting of Shareholders of Given Imaging Ltd. (the “Company”) will be held at the Company’s head offices, at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, on November 15, 2011, at 4:00 p.m., local time (the “Meeting”), for the following purposes:

1.	To approve the extension and amendment of the Registration Rights Agreement (the “Agreement”) entered into by and among the Company and its affiliated shareholders as of July 18, 2007 (“Proposal 1”).

Only shareholders of record at the close of business in the United States on October 6, 2011, are entitled to notice of, and to vote at, the Meeting.

We look forward to greeting those shareholders present at the Meeting personally. HOWEVER, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING AND REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED. ACCORDINGLY YOU ARE KINDLY REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY, AND TO MAIL IT PROMPTLY IN THE ACCOMPANYING ENVELOPE, OR TO VOTE BY TELEPHONE OR OVER THE INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS ON THE PROXY CARD.

If you are present at the Meeting and desire to vote in person, you may revoke your appointment of proxy at the Meeting so that you may vote your shares personally.

Shareholders registered in the Company’s shareholders registry and shareholders who hold shares through members of the Tel Aviv Stock Exchange may also vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to solicit their vote on items on the agenda of the Meeting (“Position Notice”). Position Notices must be in English and may be sent to the Company’s offices at the address above. The last date for issuance of such Position Notices to the Company is October 25, 2011.

By Order of the Board of Directors,

/s/ Israel Makov

Israel Makov
Chairman of the Board of Directors

SPECIAL GENERAL MEETING OF SHAREHOLDERS

General Information

This Proxy Statement and the accompanying form of proxy are being furnished to holders of ordinary shares, par value NIS 0.05 each (“ordinary shares”), of Given Imaging Ltd., an Israeli corporation (the “Company”), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Special General Meeting of Shareholders of the Company to be held on November 15, 2011, at 4:00 p.m., local time, at the Company’s principal offices at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, and at any adjournment or adjournments thereof (the “Meeting”). This Proxy Statement and the accompanying form of proxy are first being mailed to shareholders on or about October 14, 2011.

The Proxy

The law firm of Pearl Cohen Zedek Latzer and/or any attorney employed or engaged by such firm have been nominated as proxies by the Board of Directors of the Company with respect to the matters to be voted upon at the Meeting.

All ordinary shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to or at the Meeting in accordance with the procedure described below will be voted as specified in the instructions indicated in such proxies.  If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors contained in this Proxy Statement and in the discretion of the persons named in the proxy in respect of such other matters as may properly come before the Meeting.

Revocation of Proxies

A shareholder may revoke his, her or its proxy (i) by delivering to the Company, subsequent to receipt by the Company of his, her, or its proxy, a written notice canceling the proxy or appointing a different proxy; (ii) upon receipt by the Chairman of the Meeting of written notice from such shareholder of the revocation of his, her or its proxy prior to the Meeting; or (iii) by attending and voting in person at the Meeting.  Attendance without voting at the General Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote

Shareholders of record who held ordinary shares at the close of business in the United States on October 6, 2011 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting.  In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name.  These proxy materials are being forwarded to beneficial owners by your bank, broker or other nominee that is considered the holder of record.  Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting except for shareholders who hold shares through members of the Tel Aviv Stock Exchange in Israel, who may participate and vote at the Meeting if they confirm their ownership as required by the Israeli Companies Law of 1999 (the “Companies Law”) and its regulations.  The bank, broker or other nominee that is a shareholder of record has enclosed a voting instruction card for you to use in directing the holder of record how to vote the shares.

Shareholders registered in the Company’s shareholders registry and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

As of the Record Date, there were 30,436,288 ordinary shares issued, outstanding and entitled to one vote each upon each of the matters to be presented at the Meeting.

Quorum and Voting

Pursuant to the Company’s Articles of Association, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least one-third of the total voting power attached to the Company’s outstanding shares. Under Israeli law and the Company’s Articles of Association, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote, as broker non-votes and abstentions do not constitute voting shares represented at the Meeting in person or by proxy, other than with respect to determining whether a quorum is present. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place, or any other time and place as the Board may designate in a notice to the shareholders. The requisite quorum at an adjourned Meeting shall be one or more shareholders, present in person or by proxy, holding at least one share.

Approval of Proposal 1 requires special voting, as explained in the detailed description of such proposal in this Proxy Statement. Only ordinary shares that are voted on a matter will be counted towards determining whether such matter is approved by shareholders. Ordinary shares present at the Meeting that are not voted on a particular matter or ordinary shares present by proxy where the shareholder properly withheld authority to vote on such matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

A broker non-vote occurs when a bank, broker or other nominee holding ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to attend the Meeting shall be conferred upon all of the joint owners, but the right to vote at the Meeting and/or the right to be counted as part of the quorum required for the Meeting shall be conferred exclusively upon the senior amongst the joint owners attending the Meeting, in person or by proxy, and for this purpose seniority shall be determined by the order in which the names stand on the Company’s Shareholder Register.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation.  Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed for their reasonable expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies.  If retained for such services, the costs will be paid by the Company.  The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold ordinary shares.

As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to such rules.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the ordinary shares as of the Record Date for:  (1) each person who the Company believes beneficially owns 5% or more of the outstanding ordinary shares, and (2) all of the Company’s directors and executive officers as a group.  Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power.  The table also includes the number of shares underlying options that are exercisable within 60 days of the Record Date.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name and Address	Number of shares Beneficially Owned	Percentage of shares Beneficially Owned

IDB Holding Corporation Ltd.(1)	14,184,348	46.6
Leon Cooperman(2)	2,930,556	9.6
AllianceBernstein L.P.(3)	1,542,172	5.0

Directors and listed executive officers as a group(4)	16,855,526	55.4
___________________________

(1)	Based on a Schedule 13D/A filed on May 11, 2011 and on information provided to us supplementally:

This number consists of 2,662,110 ordinary shares owned by RDC Rafael Development Corporation Ltd., or RDC, 6,802,710 ordinary shares owned by Elron Electronic Industries Ltd., or Elron, and 4,719,528 ordinary shares owned by Discount Investment Corporation Ltd., or DIC.

Elron owns all of the outstanding shares of DEP Technology Holdings Ltd. which, in turn, holds 50.1% of the voting power of RDC. As a result, Elron may be deemed to be the beneficial owner of the 2,662,110 ordinary shares owned by RDC. In addition, Elron and DIC are parties to a voting agreement pursuant to which, among other things, Elron shares the power to vote 4,719,528 Ordinary Shares owned by DIC and, therefore, may be deemed to be the beneficial owner of a total of 14,184,348, or 46.6% of our ordinary shares. This voting agreement was entered into on September 29, 2003 with a term of one year and renews automatically annually thereafter unless terminated by notice of either party to the other party no later than August 30 in each year, or unless earlier terminated by agreement of both parties thereto.

As of September 15, 2011, DIC owned approximately 50.5% of the outstanding shares of Elron and, as a result, DIC may be deemed to be the beneficial owner of the ordinary shares owned by RDC and by Elron. As of such date, IDB Holding Corporation Ltd., or IDBH, owned all of the outstanding shares of IDB Development Corporation Ltd., or IDBD, which, in turn, owned approximately 73.5% of the outstanding shares of DIC. As a result, IDBH may be deemed to be the beneficial owner of the ordinary shares owned by DIC, RDC and Elron. The address of each of DIC, IDBD and IDBH is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel. The address of each of Elron and RDC is The Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel. IDBH, DIC and Elron are public companies traded on the Tel-Aviv Stock Exchange. IDBD is subject to reporting requirements in Israel. Each of IDBH and IDBD disclaims beneficial ownership of the ordinary shares of Given Imaging owned by Elron, DIC and RDC.

As of September 15, 2011, (i) Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately 54.7% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, held approximately 4.17% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, held, directly and through a wholly-owned subsidiary, approximately 13.3% of the outstanding shares of IDBH; and (v) Manor Holdings BA Ltd., or Manor, a private company controlled by Ruth Manor, held, directly and through a majority-owned subsidiary, approximately 13.3% of the outstanding shares of IDBH.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to their shares of IDBH constituting, respectively, approximately 31%, 10% and 10% of the outstanding shares of IDBH, for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023. Based on the foregoing, Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC, Elron and RDC the power to vote and dispose of our ordinary shares held by these entities.

Nochi Dankner is Chairman of IDBH, IDBD and DIC. Rona Dankner, the daughter of Nochi Dankner, is a director of Elron. Zehava Dankner, the mother of Nochi Dankner and Shelly Bergman, is a director of IDBH, IDBD and DIC. Isaac Manor (the husband of Ruth Manor) and Zvi Livnat (a son of Avraham Livnat) are directors of IDBH, IDBD and DIC. Shai Livnat (another son of Avraham Livnat) is a director of IDBD and Elron. Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron. The address of Nochi Dankner is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel. The address of Shelly Bergman is 9 Mishmar Ezrehi Street, Afeka, Tel-Aviv 69697, Israel. The address of Ruth Manor is 26 Hagderot Street, Savyon 56526, Israel. The address of Avraham Livnat is Taavura Junction, Ramle 72102, Israel. These individuals disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

(2)
Based on a Schedule 13G/A filed on February 7, 2011, Mr.  Cooperman is the managing member of Omega Associates, L.L.C., or Associates, a limited liability company organized under the laws of the State of Delaware.  Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles.  Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P., or Capital LP, Omega Capital Investors, L.P., or Investors LP, and Omega Equity Investors, L.P., or Equity LP.  These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.  Mr. Cooperman is the President, CEO and majority stockholder of Omega Advisors, Inc., or Advisors, a Delaware corporation engaged in investing for its own account and providing investment management services, and Mr. Cooperman is deemed to control said entity. Advisors serves as the investment manager to Omega Overseas Partners, Ltd., or Overseas, a Cayman Island exempted company.  Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control such investments.  Advisors serves as a discretionary investment advisor to a limited number of institutional clients referred to as the Managed Accounts.

Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, and Advisors.  Therefore, Mr. Cooperman may be deemed the beneficial owner of 2,930,556of our ordinary shares, consisting of 728,677  ordinary shares owned by Capital LP, 252,986 ordinary shares owned by Equity LP, 166,346 ordinary shares owned by Investors LP, 604,949 ordinary shares owned by Overseas and 1,177,598 ordinary shares owned by the Managed Accounts.

(3)
Based on information provided to us by AllianceBernstein L.P., an investment advisor registered with the SEC, or Alliance, as of September 9, 2011 Alliance held 1,542,172 ordinary shares in discretionary client accounts for which Alliance has voting authority.

(4)
Includes 14,184,348 ordinary shares beneficially owned by DIC, Elron and RDC that may be deemed to be beneficially owned by Mr. Arie Mientkavich, who is the chairman of Elron or Mr. Ari Bronshtein, who is the Chief Executive Officer of Elron, as well as 2,671,178 ordinary shares and options to purchase ordinary shares beneficially owned by directors and the executive officers listed in our Annual Report on Form 20-F for the year ended December 31, 2010, as filed with the SEC on March 9, 2011, in their personal capacities or by their nominees.  The Company’s directors and officers disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

PROPOSAL 1

EXTENSION AND AMENDMENT OF REGISTRATION RIGHTS AGREEMENT

The Company is seeking shareholders’ approval to an Amended and Restated Registration Rights Agreement among the Company, Elron, DIC and RDC (the “Amended Agreement”). The Amended Agreement is attached to this Proxy Statement as Annex 1.  The Amended Agreement extends the terms of and amends the current Registration Rights Agreement among the parties, dated July 18, 2007 (the “Current Agreement”).

Elron, DIC and RDC own an aggregate of 46.6% of the ordinary shares of the Company and are collectively referred to in this Proxy Statement as the “affiliated shareholders.” All registration rights of the affiliated shareholders pursuant to the Current Agreement will expire on July 18, 2012 at the latest.  The affiliated shareholders have requested an extension and amendment of the term of the Current Agreement to help facilitate future registered sales by the affiliated shareholders and/or pledges of their shares in the Company to secure loans and/or credit lines to the affiliated shareholders.

The Company’s Audit Committee and Board of Directors have approved such amendment and extension, which now requires the approval of the Company’s shareholders in the manner described below.

 Below is a summary of the main changes incorporated into the Amended Agreement:

(a)	The extension of the affiliated shareholders’ registration rights until July 18, 2017;

(b)
In the event that any of the affiliated shareholders pledge its respective shares in the Company in favor of a lending institution in connection with any credit line or loan and an event of default occurs that would allow the lending institution to institute foreclosure  proceedings regarding the pledged shares, then in connection with any transfer  of such shares to one or more purchasers pursuant to such foreclosure, the Company shall agree:

-	to waive the requirement for a legal opinion or “no action” letter prior to the transfer of such shares;

-	to lower the financial thresholds necessary for a lending institution to require registration of shares;

-	to waive the requirement that a shareholder not transfer shares during a specified period following the effective date of any registration statement filed by the Company; and

-	to waive certain restrictions on the right of a shareholder to assign registration rights.

(c)	Each of the affiliated shareholders could require that any registration be a shelf registration under Rule 415 under the United States Securities Act of 1933.

(d)
The Company would maintain such a shelf registration for the maximum possible time, which, as of the date hereof, is three (3) years from the effective date of registration. The Agreement currently provides that a shelf registration need not be maintained longer than 9 months after the effective date of a registration statement.

The Board of Directors believes that the approval of the Amended Agreement is in the best interests of the Company.  The affiliated shareholders incubated the Company in its early stage, funded a significant part of its initial few years of operations and have supported the Company throughout the years.  As is typical in such circumstances, and due to the significant level of their share ownership, the affiliated shareholders initially entered into a Registration Rights Agreement with the Company in February 2000, when the Company was still a private company, to regulate a potential sale of their shares and protect the market for the Company’s ordinary shares after the Company became public in October 2001.  In 2007, the shareholders approved the Current Agreement until July 18, 2012.

The Board of Directors believes that further extending and amending the Current Agreement will allow the Amended Agreement to continue as a protection for the market for the Company’s ordinary shares as it requires the affiliated shareholders to notify and coordinate with the Company the registration of shares owned by them, thereby mitigating the disruption to the ordinary activity in the market for the Company’s shares.  In this respect, the Amended Agreement will continue to allow the Company and an underwriter of the Company’s ordinary shares to restrict or delay registered sales of the Company’s ordinary shares by the affiliated shareholders for certain specified reasons and periods.  For example, the Board of Directors may delay a registration statement requested by the affiliated shareholders for up to ninety (90) days if it reasonably believes that such registration could be detrimental to the Company when requested.  In addition, the Amended Agreement continues to require a gap of a few months between subsequent registration statements.

Finally, the affiliated shareholders have informed the Company that if the Amended Agreement is not approved, it is their intention to exercise their contractual rights and require registration of their shares before the expiration of the Current Agreement. The Board of the Directors believes that approval of the Amended Agreement will prevent such occurrence, which could negatively impact the market for the Company’s shares and will require the Company to incur the costs of registration.

According to the Companies Law, the approval of the Amended Agreement for a period of five (5) years requires the Company’s Audit Committee to determine that an extension for such period is reasonable under the circumstances or otherwise the Company will be required to re-submit this matter to the approval of the Company's shareholders after three (3) years.  The Company’s Audit Committee has determined that extending the Current Agreement by additional five years until July 18, 2017, is reasonable under the circumstances because the Amended Agreement will provide continued protection for the market in the Company’s ordinary share and its terms are not expected to be affected by changing market conditions. In addition, the Company does not have any material ongoing financial obligations under the Amended Agreement and approval of the Amended Agreement will likely result in the Company’s avoiding or deferring any registration costs during the extended period.

The Current Agreement was filed with the Securities and Exchange Commission as Exhibit 4.17 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007, and may be found on www.sec.gov under Given Imaging’s filing search results.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED that the Amended Agreement among the Company, Elron Electronic Industries Ltd., Discount Investment Corporation Ltd. and RDC Rafael Development Corporation Ltd. (all of which are controlling shareholders of the Company) be, and it hereby is, approved.”

Since the affiliated shareholders are considered controlling shareholders under the Companies Law, the approval of the proposed amendment to the Agreement requires the vote of a majority of the shares present at the Meeting, provided that either (1) such majority includes the affirmative vote of a majority of the shares of shareholders who do not have a “personal interest” in the subject matter of the proposed resolution, voting in person or by proxy, not including abstention votes, or (2) the total number of shares voted against the approval by shareholders who do not have a personal interest in the subject matter of the proposed resolutions, does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, each shareholder is required to indicate on the enclosed proxy card whether he or she has a “personal interest” in this Proposal 1. If a shareholder fails to indicate whether he or she has a “personal interest,” his shares will not be voted and his vote will not be counted.

“Personal Interest” generally means an interest other than the interest associated with the ownership of the Company’s ordinary shares. Accordingly, a shareholder should generally not be deemed to have a personal interest in this Proposal 1 merely by being a shareholder of the Company.

“Personal Interest” includes the personal interest of any of your relatives or any entity in which you or your relatives:

•           holds 5% or more of the issued and outstanding share capital or voting rights, or

•           has the power to appoint one or more directors or general manager (which in Israel is the equivalent of a president in the United States), or

•           is a director or a general manager.

A shareholder may also be deemed to have a personal interest in Proposal 1 if the shareholder grants a proxy to vote at the Meeting to another person having a personal interest in such Proposal.

IT IS IMPORTANT THAT YOU MARK THE PROXY CARD APPRORIATELY SO WE CAN COUNT YOUR VOTE.

The Company’s Audit Committee and Board of Directors recommend a vote “FOR” this proposal.

OTHER BUSINESS

The Board of Directors of the Company is not aware of any other matters that may be presented at the Special Meeting other than those mentioned in the attached Company’s Notice of Special General Meeting of Shareholders. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company filed an Annual Report for the year ended December 31, 2010 on Form 20-F with the SEC on March 9, 2011.  In addition, the Company filed a number of press releases and transcripts of its investor conference calls on Form 6-K. Shareholders may obtain a copy of any of these documents without charge at www.givenimaging.com.

By Order of the Board of Directors,

/s/ Israel Makov

Israel Makov
Chairman of the Board of Directors

Yoqneam, Israel
October 14, 2011

Annex 1

Amended and Restated Registration Rights Agreement

AMENDED & RESTATED REGISTRATION RIGHTS AGREEMENT

AMENDED & RESTATED REGISTRATION RIGHTS AGREEMENT made as of November 15, 2011 by and among Given Imaging Ltd., an Israeli corporation (the "Company"), and the holders of Ordinary Shares in the Company whose signature is affixed hereto (the “Shareholders”).

WHEREAS on July 18, 2007, the Company and the Shareholders previously entered into a Registration Rights Agreement whereby the Shareholders were provided, inter alia, with certain registration rights which are due to expire on July 18, 2012 ("Original Agreement");

WHEREAS, the Shareholders wish to renew the Original Agreement for an additional  period of five (5) years until July 18, 2017, and to effect certain changes to the Original Agreement as more fully described herein, all by amending and restating the Original Agreement; and

WHEREAS, the Audit Committee and the Board of Directors of the Company have each determined that it is in the best interests of the Company that the Company enter into this Amended and Restated Registration Rights Agreement subject to and conditional upon the approval of the shareholders of the Company.

NOW, THEREFORE, subject to Section 5 below, in consideration of the covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, the parties hereto covenant and agree as follows:

1.           GENERAL PROVISIONS

1.1    Shares Subject to this Agreement. The Parties hereto expressly agree that the terms and restrictions of this Agreement shall apply to all shares of the Company's share capital which any of them now owns or hereafter acquires by any means, including without limitation by purchase, assignment or operation of law, or as a result of any share dividend, share split, reorganization, reclassification, whether voluntary or involuntary, or other similar transaction, whether by sale, merger, consolidation or other similar transaction, or by purchase, assignment or operation of law (the "Shares").

1.2    Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

"Affiliate" has the meaning ascribed to that term in Rule 12b-2 under the Exchange Act, or any successor rule.

"Articles" shall mean the Articles of Association of the Company as may hereafter be amended in accordance with their terms from time to time.

"Commission" shall mean the Securities and Exchange Commission and any successor agency of the Federal government administering the Securities Act and the Exchange Act.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and any successor Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

"Lending Institution" means any financial institution to whom any Registrable Shares have been pledged as security for loans or a credit line provided by such Lending Institution to any Shareholder".

"Ordinary Shares" shall mean (i) the ordinary shares, NIS 0.05 par value per share, of the Company, (ii) any other capital shares of the Company, however designated, authorized on or after the date hereof, which shall neither be limited to a fixed sum or percentage of par value in respect of the rights of the holders thereof to participate in dividends nor entitled to a preference prior or equal to any class of preferred shares of the Company in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Company; and (iii) any other securities of the Company into which or for which any of the securities described in (i) or (ii) may be converted or exchanged pursuant to any recapitalization, reorganization, merger, consolidation, sale of assets or other similar event.

"Permitted Transferee" shall mean with respect to any Shareholder, any Person that controls, is controlled by or is under common control with such Shareholder.

"Person" means an individual, corporation, partnership, limited liability company, joint venture, trust or unincorporated organization, or a government or any agency or political subdivision thereof.

The terms "register", "registered" and "registration" shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of the effectiveness of such registration statement, or, as the context may require, under the Exchange Act or applicable state securities laws.

"Registrable Securities" shall mean (i) Ordinary Shares held by the Shareholders from time to time and (ii) other Ordinary Shares or other securities of the Company, in each case, issued or issuable to the Shareholders or their Permitted Transferees with respect to such Ordinary Shares in connection with any share split, share dividend, recapitalization, reorganization, merger, consolidation, sale of assets or similar event, excluding in any event securities which have been (a) registered under the Securities Act pursuant to an effective registration statement filed thereunder and disposed of in accordance with the registration statement covering them, (b) publicly sold pursuant to Rule 144 under the Securities Act, or (c) sold by a person in a transaction in which the holder’s registration rights have not been assigned in accordance with Section 3.14 hereof.

"Registration Expenses" shall mean the expenses so described in Section 3.8.

"Securities Act" shall mean the Securities Act of 1933, as amended, and any successor Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

"Selling Expenses" shall mean the expenses so described in Section 3.8.

"Subsidiary" or "Subsidiaries" shall mean any corporation, partnership, trust or other entity of which the Company and/or any of its other Subsidiaries directly or indirectly owns at the time a majority of the outstanding shares of any class of equity security of such corporation, partnership, trust or other entity.

2.           Reserved

3.           TRANSFER OF REGISTRABLE SECURITIES; REGISTRATION

3.1     Restrictive Legend. Each certificate representing Registrable Securities (“Restricted Securities”) shall, except as otherwise provided in this Section 3.1 or in Section 3.2, be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required under applicable state securities laws):

"The securities represented by this certificate have not been registered under the Securities Act of 1933 or any other securities laws.  These securities have been acquired for investment and not with a view to distribution or resale.  Such securities may not be offered for sale, sold, delivered after sale or transferred in the absence of an effective registration statement covering such securities under the Securities Act of 1933 and any other applicable securities laws, unless the holder shall have obtained an opinion of counsel reasonably satisfactory to the corporation that such registration is not required."

Upon request of a holder of such a certificate, the Company shall remove the foregoing legend from the certificate if (i) there is an effective registration statement covering the securities represented by such certificate, or (ii) with such request, the Company shall have received either the opinion referred to in Section 3.2(a)(i) or the "no-action" letter referred to in Section 3.2(a)(ii), or (iii) pursuant to any other express provision hereof such legend is no longer required.

3.2     Notice of Proposed Transfer.

(a)      Prior to any proposed sale or other transfer of any Restricted Securities (other than under the circumstances described in Section 3.4 or 3.5), the holder thereof shall give written notice to the Company of its intention to effect such sale or other transfer.  Each such notice shall describe the manner of the proposed sale, or other transfer and, if requested by the Company shall be accompanied by either (i) an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed sale or other transfer may be effected without registration under the Securities Act except if the proposed sale or other transfer is effected pursuant to any exercise of a Lending Institution’s rights or remedies, including, without limitation, a foreclosure proceeding, in which event no such opinion nor an "no action letter" as provided in the following clause (ii) shall be required under this Agreement or (ii) a "no action" letter from the Commission to the effect that the distribution of such securities without registration will not result in a recommendation by the staff of the Commission that action be taken with respect thereto, whereupon the holder of such share shall be entitled to transfer such share in accordance with the terms of its notice.  Each certificate for Restricted Securities transferred as above provided shall bear the appropriate restrictive legend set forth in Section 3.1, except that such certificate shall not bear such legend if (i) such transfer is in accordance with the provisions of Rule 144 (or any other rule permitting public sale without registration under the Securities Act), or (ii) the opinion of counsel or "no-action" letter referred to above is to the further effect that the transferee and any subsequent transferee (other than an Affiliate of the Company) would be entitled to transfer such securities in a public sale without registration under the Securities Act or that such legend is not required to establish compliance with any provisions of the Securities Act.  Notwithstanding any other provision hereof, the restrictions provided for in this Section 3.2 shall not apply to securities which are not required to bear the legend prescribed by Section 3.1 in accordance with the provisions of that Section. The Company will not unreasonably refuse to accept an opinion of counsel required hereby signed by counsel for a Shareholder.

(b)     No such opinion of counsel or "no action" letter from the Commission, as set forth in Section 3.2(a) above, shall be required in the event of a sale or other transfer of any Registrable Securities to (i) any Affiliate of a Shareholder, including, without limitation, any venture capital limited partnership now existing or hereafter formed which controls, is controlled by or is under common control with such Shareholder; (ii) one or more partners or members of the transferor (in the case of a transferor that is a partnership, limited liability company or fund), to a shareholder (in the case of a transferor that is a corporation) or to a trust grantor (in the case of a transferor that is a trust) in each case in respect of the beneficial interest of such partner, shareholder or trust; or (iii) any successors or assigns of any of the foregoing persons, provided that the transferee agrees in writing to be subject to this Agreement to the same extent as if such transferee were originally a signatory.

3.3     Reserved

3.4     Required Registration

(a)      One or more of the Shareholders holding Registrable Securities constituting at least 5% of the total number of Ordinary Shares then outstanding may request the Company to register for sale under the Securities Act all or any portion of the Ordinary Shares held by such requesting holder or holders for sale in the manner specified in such notice; provided, however, that the proposed aggregate offering price of the Ordinary Shares held by such holder or holders must be at least US$15,000,000 except if the request is being made pursuant to any exercise of a Lending Institution’s rights or remedies, including, without limitation, a foreclosure proceeding, in which event the thresholds set forth in this Section shall be 1% and US$5,000,000, respectively.

(b)     Following receipt of any notice under this Section 3.4, the Company shall promptly notify all holders of Registrable Securities from whom notice has not been received and such holders shall then be entitled within thirty (30) days after receipt of such notice from the Company to request the Company to include in the requested registration all or any portion of their Ordinary Shares.  The Company shall use its ~~best efforts~~commercially reasonable efforts to register under the Securities Act, for public sale in accordance with the method of disposition specified in the notice from requesting holders described in paragraph (a) above, within 180 days of its receipt of such notice, the number of shares of Registrable Securities specified in such notice (and in all notices received by the Company from other holders within thirty (30) days after the receipt of such notice by such holders).  The Company shall be obligated to register the Ordinary Shares pursuant to this Section 3.4 on two (2) occasions only, provided, however, that such obligation shall be deemed satisfied only when a registration statement covering all of the Ordinary Shares specified in notices received as aforesaid (except to the extent reduced by the managing underwriter pursuant to Section 3.4(d)) shall have become effective and, if such method of disposition is a firm commitment underwritten public offering, all such shares shall have been sold pursuant thereto; provided, further, that, upon effectiveness of the registration statement satisfying the second registration obligation set forth in this Section 3.4, the Company shall have no further obligation to register any Ordinary Shares not otherwise included in the notices described above.  Notwithstanding anything to the contrary contained herein, (i) no request may be made under this Section 3.4 during the period commencing 60 days prior to the Company’s good faith estimate of the effectiveness of a registration statement filed by the Company covering a firm commitment underwritten public offering (other than pursuant to this Section 3.4) and prior to the later to occur of the completion of the period of distribution for such offering or 120 days after the effective date of such registration statement, or (ii) if the Company shall furnish to the holders requesting such registration a certificate signed by the President and/or Chief Executive Officer of the Company stating that in the good faith judgment of the Board it would be detrimental to the Company or its shareholders for such registration statement to be effected at such time, in which event the Company shall have the right to delay the 180-day period to register the Registrable Securities referenced in this Section 3.4(b) by not more than ninety (90) days, provided, however, that the Company shall not utilize this right more than once in any twelve (12) month period.

(c)      If the holders requesting such registration intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 3.4 and the Company shall include such information in the written notice referred to in paragraph (b) above.  The right of any holder to registration pursuant to this Section 3.4 shall be conditioned upon such holder's agreeing to participate in such underwriting and to permit inclusion of such holder's Ordinary Shares in the underwriting.  If such method of disposition is an underwritten public offering, the Company may designate the managing underwriter(s) of such offering, which managing underwriter(s) shall be reasonably acceptable to the holders of at least a majority in interest of the shares of Registrable Securities to be sold in such offering.  A holder may elect to include in such underwriting all or a part of the Registrable Securities it holds.

(d)     A registration statement filed pursuant to this Section 3.4 may, subject to the following provisions, include (i) Ordinary Shares for sale by the Company for its own account, (ii) Ordinary Shares held by officers or directors of the Company and (iii) Ordinary Shares held by other holders of Registrable Securities to be included in the securities to be covered by such registration statement in accordance with Section 3.5 and Ordinary Shares held by other holders of Ordinary Shares who may from time to time have the right to seek to include such Ordinary Shares in such registration statement (the holders referred to in this clause (iii), collectively, "Other Shareholders"), in each case for sale in accordance with the method of disposition specified by the requesting holders.  If such registration shall be underwritten, the Company, such officers and directors and Other Shareholders proposing to distribute their shares through such underwriting shall enter into an underwriting agreement in customary form (including representations, warranties and indemnification provisions customary for a transaction of this kind) with the representative of the underwriter or underwriters selected for such underwriting on terms no less favorable to such officers, directors or Other Shareholders than the terms afforded the holders of Registrable Securities.  If and to the extent that the managing underwriter determines that marketing factors require a limitation on the number of shares to be included in such registration, then the Ordinary Shares held by officers or directors (other than Registrable Securities) of the Company or by Other Shareholders (other than Registrable Securities) and Ordinary Shares to be sold by the Company for its own account shall be excluded from such registration to the extent so required by such managing underwriter, and unless the holders of such shares and the Company have otherwise agreed in writing, such exclusion shall be applied first to the Ordinary Shares of the Company to be included for its own account to the extent required by the managing underwriter, and then to the shares held by the directors and officers and the Other Shareholders to the extent required by the managing underwriter, ratable among them on the basis of the respective number of shares held by each of them.  If the managing underwriter determines that marketing factors require a limitation of the number of Registrable Securities to be registered under this Section 3.4, then Registrable Securities shall be excluded in such manner that the securities to be sold shall be allocated among the selling holders pro rata based on their ownership of Registrable Securities.  In any event all securities to be sold other than Registrable Securities will be excluded prior to any exclusion of  Registrable Securities.  No Registrable Securities or any other security excluded from the underwriting by reason of the underwriter's marketing limitation shall be included in such registration.  If any holder of Registrable Securities, officer, director or Other Shareholder who has requested inclusion in such registration as provided above, disapproves of the terms of the underwriting, such holder of securities may elect to withdraw therefrom by written notice to the Company and the managing underwriter.  The securities so withdrawn shall also be withdrawn from registration.  Except for registration statements on Form S-4, S-8 or any comparable form or successor thereto, the Company will not file with the Commission any other registration statement with respect to its Ordinary Shares, whether for its own account or that of other shareholders, from the date of receipt of a notice from requesting holders pursuant to this Section 3.3 until the completion of the period of distribution of the registration contemplated thereby or 120 days after the effective date of such registration, whichever is earlier, if in the good faith judgment of the managing underwriter marketing factors would materially adversely affect the price of the Registrable Securities subject to such underwritten registration.

3.5    Incidental Registration. If the Company at any time proposes to register any of its securities under the Securities Act for sale to the public, whether for its own account or for the account of other security holders or both (except with respect to registration statements on Forms S-4, S-8 or any successor to such forms or another form not available for registering the Registrable Securities for sale to the public), each such time it will promptly give written notice to all holders of the Registrable Securities of its intention so to do.  Upon the written request of any such holder, received by the Company within thirty (30) days after the giving of any such notice by the Company, to register any or all of its Registrable Securities, the Company will use its commercially reasonable ~~best~~ efforts to cause the Registrable Securities as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent requisite to permit the sale or other disposition by the holder (in accordance with its written request) of such Registrable Securities so registered.  If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the holders of Registrable Securities as a part of the written notice given pursuant to this Section 3.5.  In such event the right of any holder of Registrable Securities to registration pursuant to this Section 3.5 shall be conditioned upon such holder's participation in such underwriting to the extent provided herein.  All holders of Registrable Securities proposing to distribute their securities through such underwriting shall (together with the Company and the other shareholders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for underwriting by the Company.  Notwithstanding any other provision of this Section 3.5, if the underwriter determines that marketing factors require a limitation on the number of shares to be underwritten, the Company shall so advise all holders of securities requesting registration of any limitations on the number of shares to be underwritten, and the number of shares of securities that are entitled to be included in the registration and underwriting shall be allocated (i) first to the party initiating such registration procedure (whether the Company for selling Ordinary Shares for its own account or any holder of Registrable Securities initiating such registration); and (ii) then, to Other Shareholders requesting registration pursuant to this Section 3.5 or other similar piggy-back registration rights and to the Company with respect to Ordinary Shares being sold for its own account (unless allocated first under clause (i) above), in proportion, as nearly as practicable, to the respective amounts of securities requested by them to be included in such registration.  Notwithstanding the foregoing provisions, the Company may withdraw any registration statement referred to in this Section 3.5 without thereby incurring any liability to the holders of Registrable Securities.  If any holder of Registrable Securities disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the underwriter.  Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

3.6     Registration on Form F-3.

(a)      In addition to the rights provided in Section 3.4, provided that at least nine (9) months have elapsed since the most recent registration in which the shareholder seeking to make a request under this Section 3.6 was entitled to request that any of its Registrable Securities be included therein, if at any time (i) any holder or holders of the Registrable Securities request that the Company file a registration statement on Form F-3 or any comparable or successor form thereto for a public offering of all or any portion of the shares of Registrable Securities held by such requesting holder or holders, the reasonably anticipated aggregate price to the public of which would exceed US$15,000,000 (in case of an underwritten offering) or $5,000,000 (in case of a non-underwritten offering) (except if the request is being made pursuant to any exercise of a Lending Institution’s rights or remedies, including, without limitation, a foreclosure proceeding, in which event the thresholds set forth in this Section shall be $3,000,000 and $1,000,000, respectively), and (ii) the Company is a registrant entitled to use Form F-3 or any comparable or successor form thereto to register such shares, then the Company shall use its ~~best efforts~~commercially reasonable efforts to register under the Securities Act on Form F-3 or any comparable or successor form thereto, for public sale in accordance with the method of disposition specified in such notice, the number of Registrable Securities specified in such notice.  At the request of the holder or holders requesting such registration on Form F-3 (or comparable or successor form), such registration statement shall be a “shelf” registration statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 or any successor rule under the Securities Act (the “Shelf Registration Statement").

(b)     Notwithstanding the foregoing, the Company shall not be obligated to effect any registration pursuant to this Section 3.6, (i) if Form F-3 or any comparable or successor form is not available for such offering by the holders requesting such registration; (ii)  if the Company shall furnish to the holders requesting such registration a certificate signed by the President and/or Chief Executive Officer of the Company stating that in the good faith judgment of the Board it would be detrimental to the Company or its shareholders for such registration statement to be effected at such time, in which event the Company shall have the right to delay the 180-day period to register the Registrable Securities referenced in Section 3.4(b) by not more than ninety (90) days; provided, however, that the Company shall not utilize this right more than once in any twelve (12) month period; (iii) during the period starting sixty (60) days prior to the Company's estimated date of filing of, and ending on the date six (6) months immediately following the effective date of, any registration statement pertaining to securities of the Company (other than a registration of securities in a Rule 145 transaction or with respect to an employee benefit plan), provided that the Company is actively employing in good faith reasonable efforts to cause such registration statement to become effective and that the Company's estimate of the date of filing such registration statement is made in good faith; or (iv) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

(c)      Whenever the Company is required by this Section 3.6 to use its ~~best efforts~~commercially reasonable efforts to effect the registration of Registrable Securities, each of the procedures and requirements of Section  3.4 (with all holders of Registrable Securities being treated equally), including but not limited to the requirement that the Company notify all holders of Registrable Securities from whom notice has not been received and provide them with the opportunity to participate in the offering, shall apply to such registration, provided, however, that except as provided above, there shall be no limitation on the number of registrations on Form F-3 which may be requested and obtained under this Section 3.6.

(~~b~~d)   The Company shall use its ~~best efforts~~commercially reasonable efforts to qualify for registration on Form F-3 or any comparable or successor form or forms; and to that end the Company shall register (whether or not required by law to do so) the Ordinary Shares under the Exchange Act in accordance with the provisions of that Act following the effective date of the first registration of any securities of the Company on Form F-1 or any comparable or successor form.

3.7     Registration Procedures. (a) If and whenever the Company is required by the provisions of Sections 3.4, 3.5 or 3.6 to use its ~~best efforts~~commercially reasonable efforts to effect the registration of any Registrable Securities under the Securities Act, the Company will, as expeditiously as possible:

(i)       prepare and file with the Commission a registration statement (which, in the case of an underwritten public offering pursuant to Section 3.4, shall be on Form F-1 or other form of general applicability satisfactory to the managing underwriter selected as therein provided) with respect to such securities including executing an undertaking to file post-effective amendments and use its ~~best efforts~~commercially reasonable efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby (determined as provided below);

(ii)      prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period specified herein and comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement in accordance with the sellers' intended method of disposition set forth in such registration statement for such period;

(iii)     furnish to each seller of Registrable Securities and to each underwriter such number of copies of the registration statement and each such amendment and supplement thereto (in each case including all exhibits) and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order to facilitate the public sale or other disposition of the Registrable Securities covered by such registration statement;

(iv)    use its ~~best efforts~~commercially reasonable efforts to register or qualify the Registrable Securities covered by such registration statement under the securities or "blue sky" laws of such jurisdictions as the sellers of Registrable Securities or, in the case of an underwritten public offering, the managing underwriter reasonably shall request, provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction, unless the Company is already subject to service in such jurisdiction;

(v)     use its ~~best efforts~~commercially reasonable efforts to list the Registrable Securities covered by such registration statement with any securities exchange on which the Ordinary Shares of the Company are then listed;

(vi)    comply with all applicable rules and regulations under the Securities Act and Exchange Act relating to such registration;

(vii)   immediately notify each seller of Registrable Securities and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Company has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and promptly prepare and furnish to such seller a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(viii)  if the offering is underwritten and at the request of any seller of Registrable Securities, use its ~~best efforts~~commercially reasonable efforts to furnish on the date that Registrable Securities are delivered to the underwriters for sale pursuant to such registration: (i) an opinion dated such date of counsel representing the Company for the purposes of such registration, addressed to the underwriters to such effects as reasonably may be requested by counsel for the underwriters, and (ii) a letter dated such date from the independent public accountants retained by the Company, addressed to the underwriters stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Company included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five (5) business days prior to the date of such letter) with respect to such registration as such underwriters reasonably may request;

(ix)     make available for inspection by each seller of Registrable Securities, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such seller or underwriter, all at the cost and expense of such sellers or underwriters, as the case may be, reasonable access to all financial and other records, pertinent corporate documents and properties of the Company, as such parties may reasonably request, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement, all subject to the recipients' signing non-disclosure undertakings in form designated by the Company;

(x)      cooperate with the selling holders of Registrable Securities and the managing underwriter, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, such certificates to be in such denominations and registered in such names as such holders or the managing underwriter may request at least two business days prior to any sale of Registrable Securities;

(xi)     permit any holder of Registrable Securities which holder, in the sole and exclusive judgment, exercised in good faith, of such holder, would be deemed to be a controlling person of the Company, to participate in good faith in the preparation of such registration statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel, reasonably concurred in by the Company’s counsel, should be included; and

(xii)    in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement reasonably acceptable to the Company, in usual and customary form, with the managing underwriter of such offering.

(b)      For purposes of this Agreement, the period of distribution of Registrable Securities in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of Registrable Securities in any other registration shall be deemed to extend until the earlier of the sale of all Registrable Securities covered thereby or 180 days after the effective date thereof, provided, however, in the case of any registration of Registrable Securities on Form F-3 or a comparable or successor form which are intended to be offered on a continuous or delayed basis, such 180 day-period shall be extended, if necessary, to keep the registration statement effective until all such Registrable Securities are sold (but in no event longer than nine months after the effective date of such registration statement) and (ii) in the event of a Shelf Registration the Company shall use its commercially reasonable efforts to keep such Shelf Registration Statement continuously effective for a period ending on the earlier to occur of (a) the latest date on which the Company may keep such Shelf Registration Statement continuously effective under Rule 415, or (b) when all Ordinary Shares covered by the Shelf Registration Statement are sold , ~~provided that Rule 415, or any successor rule under the Securities Act, permits an offering on a continuous or delayed basis~~, and provided, further, that applicable rules under the Securities Act governing the obligation to file a post effective amendment, permit, in lieu of filing a post-effective amendment which (y) includes any prospectus required by Section 10(a)(3) of the Securities Act or (z) reflects facts or events representing a material or fundamental change in or omission from the information set forth in the registration statement, the incorporation by reference of information required to be included in (y) and (z) above contained in periodic reports filed pursuant to Section 13 or 15(d) of the Exchange Act in the registration statement.

(c)      In connection with each registration hereunder, the sellers of Registrable Securities will furnish to the Company in writing such information requested by the Company with respect to themselves and the proposed distribution by them as shall be reasonably necessary in order to assure compliance with Federal and applicable state securities laws.

3.8     Expenses.

(a)      All expenses incurred by the Company in complying with Sections 3.4, 3.5 and 3.6, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars, costs of any insurance which might be obtained by the Company with respect to the offering by the Company, and fees and disbursements of one counsel selected by the holders of at least two-thirds (2/3) of the Registrable Securities being sold, but excluding any Selling Expenses, are called "Registration Expenses".  All underwriting discounts and selling commissions applicable to the sale of Registrable Securities are called "Selling Expenses".

(b)     The Company will pay all Registration Expenses in connection with each registration statement under Sections 3.4, 3.5 or 3.6; provided, that, in the event of a registration pursuant to Section  3.4 hereof which is withdrawn at the request of the Shareholders other than (i) as a result of the Company's failure to perform its obligations hereunder, (ii) as a result of a cutback by the underwriter of such registration in the amount of Registrable Securities which may be included in such registration by more than 25% or (iii) as a result of information concerning a materially adverse change in the Company's business or financial condition that is made known to the Shareholders after the date on which such registration was requested, the Shareholders shall pay the Registration Expenses with respect to such registration.  In the event that a registration pursuant to Section 3.4 hereof is withdrawn pursuant to clauses (i), (ii) or (iii) of this Section 3.8(b), the Shareholders shall, immediately following such withdrawal, be entitled to that number of registration requests pursuant to Section  3.4 hereof to which they would have been entitled not taking into account the withdrawn request.  All Selling Expenses in connection with each registration statement under Sections 3.4, 3.5 or 3.6 shall be borne by the participating sellers in proportion to the number of shares registered by each, or by such participating sellers other than the Company (except to the extent the Company shall be a seller) as they may agree.

3.9     Indemnification and Contribution.

(a)      In the event of a registration of any of the Registrable Securities under the Securities Act pursuant to any of Sections 3.4, 3.5 or 3.6, the Company will indemnify and hold harmless each holder of Registrable Securities, its officers, directors and partners, each underwriter of such Registrable Securities thereunder and each other person, if any, who controls such holder or underwriter within the meaning of the Securities Act (each, an "Indemnitee"), against any losses, claims, damages or liabilities, joint or several, to which such Indemnitee may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any prospectus, offering circular or other document incident to such registration (including any related notification, registration statement under which such Registrable Securities were registered under the Securities Act pursuant to any of Sections 3.4, 3.5, or 3.6 any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof), (ii) any blue sky application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Registrable Securities under the securities laws thereof (any such application, document or information herein called a "Blue Sky Application"), (iii) any omission or alleged omission to state in any such registration statement, prospectus, amendment or supplement or in any Blue Sky Applications executed or filed by the Company, a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iv) any violation by the Company of the Securities Act or any rule or regulation promulgated under the Securities Act or any state law applicable to the Company and relating to action or inaction required of the Company in connection with such registration, and will reimburse each Indemnitee for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, promptly after being so incurred, provided, however, that the Company will not be liable to an Indemnitee if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with written information furnished by such Indemnitee, in writing specifically for use in such registration statement or prospectus; provided further, however, that, other than in a firm commitment underwriting, the foregoing indemnity agreement with respect to any preliminary prospectus shall not inure to the benefit of any Indemnitee from whom the person asserting any such losses, claims, damages or liabilities purchased shares in the offering, if a copy of the prospectus (as then amended or supplemented if the Company shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of such Indemnitee to such person, if required by law so to have been delivered, at or prior to the written confirmation of the sale of the shares to such person, and if the prospectus (as so amended or supplemented) would have cured the defect giving rise to such loss, claim, damage or liability.

(b)      In the event of a registration of any of the Registrable Securities under the Securities Act pursuant to any of Sections 3.4, 3.5 or 3.6, each seller of such Registrable Securities thereunder, severally and not jointly, will indemnify and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company, each other seller of Registrable Securities, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such officer, director, other seller, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any prospectus, offering circular or other document incident to such registration (including any related notification, registration statement under which such Registrable Securities were registered under the Securities Act pursuant to any of Sections 3.4, 3.5 or 3.6, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof), or any Blue Sky Application or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, director, other seller, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, promptly after being so incurred, provided, however, that such seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to such seller, as such, furnished in writing to the Company by such seller specifically for use in such registration statement or prospectus; and provided, further, however, that the liability of each seller hereunder shall be limited to the proceeds received by such seller from the sale of Registrable Securities covered by such registration statement.  Not in limitation of the foregoing, it is understood and agreed that the indemnification obligations of any seller hereunder pursuant to any underwriting agreement entered into in connection herewith shall be limited to (or be reasonably comparable to, in the event an underwriter reasonably requires the use of its form of underwriting agreement) the obligations contained in this subparagraph (b).

(c)      Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to such indemnified party other than under this Section 3.9 and shall only relieve it from any liability which it may have to such indemnified party under this Section 3.9 if and to the extent the indemnifying party is prejudiced by such omission.  In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel selected by such indemnifying party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 3.9 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected, provided, however, that, if the defendants in any such action include both the indemnified party and the indemnifying party and the counsel selected by the indemnifying party shall have reasonably concluded that there may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select a separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party.  No indemnifying party, in the defense of any such claim or action, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or action, and no indemnified party shall consent to entry of any judgment or settle such claim or litigation without the prior written consent of the indemnifying party, which consent shall not be unreasonably withheld.  Each indemnified party shall furnish such information regarding itself or the claim in question as an indemnifying party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(d)      In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any indemnified party makes a claim for indemnification pursuant to this Section 3.9 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 3.9 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such indemnified party in circumstances for which indemnification is provided under this Section 3.9; then, and in each such case, the indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities to which such party may be subject in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.  The relative fault of the indemnifying party and the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of material fact related to information supplied by the indemnifying party or the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  Notwithstanding the foregoing (A) no such holder of Registrable Securities will be required to contribute any amount in excess of the proceeds received from the sale of all such Registrable Securities offered by it pursuant to such registration statement; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

(e)      The indemnities and obligations provided in this Section 3.9 shall survive the transfer of any Registrable Securities by such holder.

3.10  Changes in Ordinary Shares. If, and as often as, there is any change in the Ordinary Shares by way of a share split, share dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the Ordinary Shares as so changed.

3.11  Rule 144 and 144A Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Securities to the public without registration, except as provided in paragraph (c) below, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, the Company agrees to:

(a)      use its ~~best efforts~~commercially reasonable efforts to comply with all of the applicable reporting requirements of the Exchange Act and shall comply with all other public information reporting requirements of the Commission as a condition to the availability of an exemption from the Securities Act for the sale of any of the Registrable Securities by any holder of Registrable Securities pursuant to Rule 144 or Rule 144A thereof, as amended from time to time, or any successor rule thereto or otherwise;

(b)     cooperate with each holder of Registrable Securities in supplying such information as may be necessary for such holder of Registrable Securities to complete and file any information reporting forms presently or hereafter required by the Commission as a condition to the availability of an exemption from the Securities Act under Rule 144 or Rule 144A thereunder for the sale of any of the Registrable Securities by any holder of Registrable Securities; and

(c)      furnish to each holder of Registrable Securities forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of such Rule 144 or Rule 144A (or any successor rule) and, at any time after it has become subject to such reporting requirements, of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as such holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such holder to sell any Registrable Securities without registration.

(d)     furnish or cause its counsel to furnish to each holder of Registrable Securities, within three (3) business days of request therefor, which includes all relevant facts, circumstances and certifications reasonably required,    legal opinions reasonably required in connection with any sales under Rule 144.

3.12  "Market Stand-Off' Agreement. Each of the Shareholders agrees, severally and not jointly, if requested by the Company and an underwriter of Ordinary Shares (or other securities) of the Company, not to sell or otherwise transfer or dispose of any Ordinary Shares (or other securities) of the Company held by such Shareholder during a period not to exceed ninety (90) days following the effective date of any registration statement filed by the Company under the Securities Act, and to enter into an agreement to such effect; provided, that,  all of the Company's officers, directors and holders of at least 5% of the outstanding Ordinary Shares (or securities convertible into at least 5% of the Ordinary Shares) also enter into agreements to such effect. The provisions of this Section 3.12 shall not apply to Registrable Shares in the event that the Registrable Shares are acquired pursuant  to any exercise of a Lending Institution’s rights or remedies, including, without limitation, a foreclosure proceeding

The Company may impose stop-transfer instructions with respect to the shares (or securities) subject to the foregoing restriction until the end of said period.

3.13   Reserved

3.14   Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Article 3 may be assigned (but only with all related obligations) by a holder of Registrable Securities to a transferee or assignee of such securities who is not engaged in a business activity competitive with the Company (as reasonably determined by the Company's Board of Directors) and who, after such assignment or transfer, holds at least 500,000 shares of Registrable Securities (subject to appropriate adjustment for share splits, share dividends, combinations and similar recapitalization events) ("Minimum Transfer"), provided, that, the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; and provided, further, that such assignment shall be effective only if (i) immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Securities Act and (ii) the transferee or assignee shall acknowledge in writing that the transferred or assigned Registrable Securities shall remain subject to this Agreement. Notwithstanding the foregoing, in connection with a pledge of any Shareholder's Registrable Securities in favor of a Lending Institution, any Shareholder shall be entitled to conditionally assign to a third party acquiring such Registrable Securities pursuant to any exercise of a Lending Institution’s rights or remedies, including, without limitation, a foreclosure proceeding, prior to effecting the Minimum Transfer, such Shareholder's rights to cause the Company to register such Registrable Securities under this Article 3 provided that the Company is provided with written notice thereof. For the purposes of determining the number of shares of Registrable Securities held by a transferee or assignee, the holdings of transferees and assignees of a partnership who are partners or retired partners of such partnership (including spouses and ancestors, lineal descendants and siblings of such partners or spouses who acquire Registrable Securities by gift, will or intestate succession) shall be aggregated together and with the partnership; provided, that, all assignees and transferees who would not qualify individually for assignment of registration rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices or taking any action under this Article 3.

3.15   Blockage Periods.   Notwithstanding any other provision of this Agreement, the Company shall be permitted to defer the filing of any registration statement under Sections 3.4 or 3.6 if the Company’s Board of Directors determines in good faith, as certified in writing by the Company’s President or Chief Executive Officer to the holder of Registrable Securities requesting registration pursuant to any of the said Sections, that the filing of such a registration statement at such time would be seriously detrimental to the business of the Company.  The Company may decline to file any registration statement for this reason only once in any 12-month period and only for a maximum period of 90 days at any one time.

3.16   Termination of Registration Rights.  The rights under this Section 3 will expire with respect to each of the Shareholders and their respective successors, assigns and transferees, upon the earlier of (i) July 18, 2017, ~~five years after the date of the approval of this Agreement by the Company's shareholders~~ or (ii) with respect to a particular holder or any of it successors, assigns or transferees, the earlier of such person's ceasing to hold any Registrable Securities or at such time as such person is entitled to sell all of its Registrable Securities within a consecutive 90-day period pursuant to Rule 144.

4.           MISCELLANEOUS

4.1     Notices.  All notices, requests, consents and other communications hereunder shall be in writing, shall be addressed to the receiving party's address set forth below or to such other address as a party may designate by notice hereunder, and shall be either (i) delivered by hand, (ii) made by telecopy or facsimile transmission, (iii) sent by overnight courier, or (iv) sent by registered or certified mail, return receipt requested, postage prepaid.

If to the Company:	Given Imaging Ltd. 2 Ha’Carmel Street New Industrial Park P.O. Box 258 Yoqneam 20692 Israel Attn: the CEO 972-4-959-2466 (Fax)

If to the Shareholders:	To the addresses set forth on Exhibit A

All notices, requests, consents and other communications hereunder shall be deemed to have been given either (i) if by hand, at the time of the delivery thereof to the receiving party at the address of such party set forth above, (ii) if made by telecopy or facsimile transmission,  on the next business day following the day such notice is transmitted, or (iii) if sent by registered or certified mail, on the fifth business day following the day such mailing is made.

4.2     Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof.  No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement shall affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement.

4.3     Modifications and Amendments. This Agreement may be amended or modified, and any provision hereof may be waived, only with the written consent of (i) the Company and (ii) the holders of at least two-thirds (2/3) of the Registrable Securities whose rights under Section 3 have not terminated according to the provisions of this Agreement.  Any waiver or consent hereunder shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent.

4.4     Assignment. The rights and obligations under this Agreement may not be assigned by the Company without the prior written consent of at least a majority of the holders of Registrable Securities, unless specifically permitted by the terms hereof.

4.5     Benefit. All statements, representations, warranties, covenants and agreements in this Agreement shall be binding on the parties hereto and shall inure to the benefit of the respective successors and permitted assigns of each party hereto.  Nothing in this Agreement shall be construed to create any rights or obligations except among the parties hereto, and no person or entity shall be regarded as a third-party beneficiary of this Agreement.

4.6     Governing Law. This Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the law of the State of New York, without giving effect to the conflict of law principles thereof (other than Section 5-1401 of the General Obligations Law of the State of New York).

4.7     Jurisdiction and Service of Process. Any legal action or proceeding with respect to this Agreement shall be brought in the courts of the State of New York or of the United States of America for the District of New York.  By execution and delivery of this Agreement, each of the parties hereto accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts.  Each of the parties hereto irrevocably consents to the service of process of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by certified mail, postage prepaid, to the party at its address set forth in Section 4.1 hereof.

4.8     Severability. In the event that any court of competent jurisdiction shall determine that any provision, or any portion thereof, contained in this Agreement shall be unenforceable in any respect, then such provision shall be deemed limited to the extent that such court deems it enforceable, and as so limited shall remain in full force and effect.  In the event that such court shall deem any such provision, or portion thereof, wholly unenforceable, the remaining provisions of this Agreement shall nevertheless remain in full force and effect.

4.9     Interpretation. The parties hereto acknowledge and agree that: (i) each party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (ii) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement; and (iii) the terms and provisions of this Agreement shall be construed fairly as to all parties hereto and not in favor of or against any party, regardless of which party was generally responsible for the preparation of this Agreement.

4.10   Headings and Captions. The headings and captions of the various subdivisions of this Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

4.11   Enforcement. Each of the parties hereto acknowledges and agrees that the rights acquired by each party hereunder are unique and that irreparable damage would occur in the event that any of the provisions of this Agreement to be performed by the other parties were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, in addition to any other remedy to which the parties hereto are entitled at law or in equity, each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other party and to enforce specifically the terms and provisions hereof in any federal or state court to which the parties have agreed hereunder to submit to jurisdiction.

4.12   No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing among the parties hereto, shall operate as a waiver of any such right, power or remedy of the party, other than as provided by Section 4.3 above.  No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder.  The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies.  No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

4.13  Counterparts. This Agreement may be executed in one or more counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5.       Condition Precedent The execution, delivery and performance of this Agreement is conditional upon obtaining the approval of the shareholders of the Company in accordance with applicable law.   If such approval is not obtained, this Agreement shall be deemed null and void ab initio.

IN WITNESS WHEREOF, the parties hereto have executed this Investor Rights Agreement or caused this Agreement to be executed by their duly authorized representatives; as of the date first written above.

GIVEN IMAGING LTD.

By:	/s/ Nachum Shamir
Mr. Nahum (Homi) Shamir
President and Chief Executive Officer

By:	/s/ Yuval Yanai
Mr. Yuval Yanai
Chief Financial Officer

SHAREHOLDERS:

DISCOUNT INVESTMENT CORPORATION LTD.

By: Name: Title: By: Name: Title:

ELRON ELECTRONIC INDUSTRIES LTD.

By: Name: Title:

RDC RAFAEL DEVELOPMENT CORPORATION LTD.

By: Name: Title:

EXHIBIT A

RDC Rafael Development Corporation Ltd.

Address: Triangular Tower 42nd Floor 3 Azrieli Center Tel Aviv 67023 Israel ~~Building 7 New Industrial Park Yoqneam 20692 Israel~~

Discount Investment Corporation Ltd.

Address: Triangular Tower 44th Floor 3 Azrieli Center Tel Aviv 67023 Israel

Elron Electronic Industries Ltd.

Address: Triangular Tower 42nd Floor 3 Azrieli Center Tel Aviv 67023 Israel